UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Blue Apron Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09523Q200
(CUSIP Number)

February 25, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 [x]            Rule 13d-1(b)
 [  ]            Rule 13d-1(c)
 [  ]            Rule 13d-1(d)
*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Parian Global Management LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 348,900 shares (See Item 4 below)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 348,900 shares (See Item 4 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 348,900 shares (See Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 4.3% (See Item 4 below)
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. CCZG LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 348,900 shares (See Item 4 below)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 348,900 shares (See Item 4 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 348,900 shares (See Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 4.3% (See Item 4 below)
12	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. Zachary C. Miller
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 348,900 shares (See Item 4 below)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 348,900 shares (See Item 4 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 348,900 shares (See Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 4.3% (See Item 4 below)
12	Type of Reporting Person (See Instructions) HC, IN

SCHEDULE 13G
Item 1
(a)	Name of Issuer
Blue Apron Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices
28 Liberty Street, New York, New York 10008

Item 2
(a)	Name of Person Filing
Parian Global Management LP CCZG LLC Zachary C. Miller
(b)	Address of Principal Business Office or, if none, Residence
Parian Global Management LP CCZG LLC Zachary C. Miller c/o Parian Global Management LP One Grand Central Place 60 E. 42nd St., Suite 850 New York, NY 10165
(c)	Citizenship
Parian Global Management LP – Delaware CCZG LLC – Delaware Zachary C. Miller – United States
(d)	Title of Class of Securities
Class A Common Stock, par value $0.0001 per share
(e)	CUSIP Number
09523Q200

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[x]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[x]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4	Ownership

Shares reported herein are beneficially owned by Parian Global Management LP (“Parian”) in its capacity as investment manager to private investment vehicles.  CCZG LLC serves as general partner of Parian, and Mr. Miller is the managing member of CCZG LLC.  Shares reported herein for CCZG LLC and Mr. Miller represent the above referenced shares reported with respect to Parian.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 4(a)	Amount Beneficially Owned
Parian Global Management LP – 348,900 shares CCZG LLC – 348,900 shares Zachary C. Miller – 348,900 shares
Item 4(b)	Percent of Class
Parian Global Management LP – 4.3% CCZG LLC – 4.3% Zachary C. Miller – 4.3%
Item 4(c)	Number of shares as to which each such person has voting and dispositive power:
(i)	sole power to vote or to direct the vote
Parian Global Management LP – 0 shares CCZG LLC – 0 shares Zachary C. Miller – 0 shares
(ii)	shared power to vote or to direct the vote
Parian Global Management LP – 348,900 shares CCZG LLC – 348,900 shares Zachary C. Miller – 348,900 shares
(iii)	sole power to dispose or to direct the disposition of
Parian Global Management LP – 0 shares CCZG LLC – 0 shares Zachary C. Miller – 0 shares
(iv)	shared power to dispose or to direct the disposition of
Parian Global Management LP – 348,900 shares CCZG LLC – 348,900 shares Zachary C. Miller – 348,900 shares

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8	Identification and Classification of Members of the Group
Not applicable.
Item 9	Notice of Dissolution of Group
Not applicable.
Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.
Exhibits	Exhibit
99.1
Joint Filing Agreement by and between the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 19, 2020.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:   February 28, 2020

PARIAN GLOBAL MANAGEMENT LP

By CCZG LLC,
Its General Partner

By: /s/ Zachary C. Miller
Zachary C. Miller, Managing Member

CCZG LLC

By /s/ Zachary C. Miller
Managing Member

Zachary C. Miller

By: /s/ Zachary C. Miller
Zachary C. Miller